AKT PICTURES LLC
FINANCIAL STATEMENTS
December 31, 2021 AND 2020

AKT Pictures LLC
Unaudited Balance Sheets
As of December 31, 2021 and 2020

		December 31, 2021		December 31, 2020
Assets				
Current assets				
Cash and cash equivalents	$	59,332	$	2,427
Prepaid expenses		2,248		-
Short term investments		7,580		-
Total current assets		69,160		2,427
Total assets	$	69,160	$	2,427
Liabilities and Member's Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	112	$	874
Deferred revenue		5,924		-
Current portion of loan		1,680		-
Total current liabilities		7,716		874
Loan		1,920		-
Profit participation payable		70,802		-
Total liabilities		80,438		874
Member's equity				
Member's capital		24,586		15,798
Accumulated deficit		(35,864)		(14,245)
Total member's equity		(11,278)		1,552
Total liabilities and mamber's equity	$	69,160	$	2,427

See Accompanying Notes to the Unaudited Financial Statements

AKT Pictures LLC
Unaudited Statements of Operations
For the Years Ended December 31, 2021 and 2020

| | For the Years Ended | |
	2021	2020
Revenues	$ -	$ -
Operating expenses		
General and administrative	22,480	7,710
Total operating expenses	22,480	7,710
Other income		
Dividends and gain on investments	681	254
Grants and other	180	876
Total other income	861	1,130
Net loss	$ (21,619)	$ (6,580)

See Accompanying Notes to the Unaudited Financial Statements

AKT Pictures LLC
Unaudited Statements of Member's Equity
For the Years Ended December 31, 2021 and 2020

	Member's Capital Account		Accumulated Deficit		Total Member's Equity	
December 31, 2019	$	6,973	$	(7,665)	$	(692)
Capital contributions		12,045		-		12,045
Capital distributions		(3,220)		-		(3,220)
Net loss		-		(6,580)		(6,580)
December 31, 2020	$	15,798	$	(14,245)	$	1,553
Capital contributions		15,268		-		15,268
Capital distributions		(6,480)		-		(6,480)
Net loss		-		(21,619)		(21,619)
December 31, 2021	$	24,586	$	(35,864)	$	(11,278)

See Accompanying Notes to the Unaudited Financial Statements

AKT Pictures LLC
Unaudited Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

| | For the Years Ended December 31, | |
	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (21,619)	$ (6,580)
Adjustments to reconcile the net loss to		
net cash from operating activities		
Gain on investments	(452)	-
Changes in operating accounts		
Prepaid expenses	(2,248)	-
Accounts payable and accrued liabilities	(763)	174
Deferred revenue	5,924	-
Net cash used in operating activities	(19,158)	(6,406)
Cash flows from investing activities		
Investment in exchange traded funds	(7,128)	-
Net cash used in investing activities	(7,128)	-
Cash flows from financing activities		
Crowdfunding proceeds	70,802	-
Borrowing on loan	5,000	-
Repayment of loan	(1,400)	-
Member contributions	15,268	12,044
Member distributions	(6,480)	(3,220)
Net cash provided by financing activities	83,190	8,824
Net increase in cash and cash equivalents	56,905	2,418
Cash and cash equivalents at the beginning of the year	2,427	9
Cash and cash equivalents at the end of the year	$ 59,332	$ 2,427
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Accompanying Notes to the Unaudited Financial Statements

AKT PICTURES LLC
NOTES TO THE UNAUDTED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

AKT Pictures LLC (the "Company"), is a single member limited liability company organized March 14, 2018 under the laws of the State of California. The Company is in the business of film development and production with an initial film titled *When I Was A Human: The Movie.*

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has incurred net losses and negative cash flows from operations. Additionally, it requires significant capital to develop, produce and distribute *When I Was A Human: The Movie*. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company's operations through additional crowdfunding rounds. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of AKT Pictures LLC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenue and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company's short-term investments consists of large publicly traded exchange traded funds. The Company receives a statement from its broker each month which states the market value of each of the funds.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021, and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Following is the activity in the short term investments account.

	Exchange Traded Funds
December 31, 2019	$ -
Additions	1,437
Change in value	253
Disposals	(1,690)
December 31, 2020	$ -
Additions	7,128
Change in value	452
December 31, 2021	$ 7,580

As of December 31, 2021, the Company held stock interests in two exchange traded funds.

Risks and Uncertainties
The Company's operations are subject to new laws, regulations, and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological advancements and updates as well as maintaining compliance standards are required to maintain the Company's operations.

In March 2020, large segments of the U.S. and global economies were impacted by COVID-19 and a significant portion of the U.S. population became subject to "stay at home" or similar social distancing requirements, which had a significant impact on the film industry. Enhanced health and safety measures remain in effect in Los Angeles and may be in effect in other areas where we film the show, which may cause our production costs to be higher than they would have been otherwise. While we have complied with the requirements and believe we will continue to be able to comply, with any required health and safety measures during the production of the show, we may experience reluctance on the part of issuers and others to participate in filming and other activities while COVID-19 remains a risk.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had $54,782 and $1,760 invested in US Government backed money market funds at December 31, 2021 and 2020, respectively. The Company considers these funds to be cash equivalents.

Film Costs
The Company accounts for film costs in accordance with Accounting Standards Codification ("ASC") 926-20, including the update found in ASU 2019-02 (see below). Film costs consist of payments for scripts, editors, casting directors and production services, as well as travel and other costs specific to the production of *When I Was A Human: The Movie.*

Loan
In 2021, the Company received an interest-free loan from a charitable organization. Future minimum payments are the following.

Year	Payment
2022	$ 1,680
2023	1,680
2024	240
Total	$ 3,600

Participations Payable
During 2021, the Company conducted a crowdfunding campaign and raised $70,802. Investors in the campaign are entitled to 100% of the net profits of *When I Was A Human: The Movie* until they have recouped their entire investment and received a return of between 25% and 35%, depending on when they invested. After this initial payment(s), investors receive 50% of the remaining net income of the movie. Participations payable represent the payment of the proceeds of the offering back to the investors. The return in excess of the amount invested will be recognized as the movie reaches the required level of profitability.

Revenue Recognition
The Company recognizes revenue under the guidance of ASC 606, where the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. All deferred revenue relates to production of the movie and will be recognized as revenue upon completion.

Income Taxes
The Company is a single member limited liability company. As such all tax liability flows through the entity and is taxed at the member's personal income tax level. There is no income tax liability at the company level.

The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since inception. The Company currently does not have any ongoing tax examinations. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company's investments are through a large international brokerage, and the exchange traded funds are large, recognized funds. The Company believes credit risk related to these is remote.

Recent Accounting Pronouncements
In March 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-02, "Improvements to Accounting for Costs of Films and License Agreements for Program Materials." The amendments in this ASU align the accounting for production costs of an episodic television series with the accounting for production costs of films. In addition, the ASU modifies certain aspects of the capitalization, impairment, presentation and disclosure requirements under the current film and broadcaster entertainment industry guidance. The new guidance is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The new guidance was applied on a prospective basis. The adoption had no impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company does not believe this will have a significant impact on its financial statements.

The FASB issues ASUs to amend the authoritative literature. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – MEMBER'S EQUITY

AKT Pictures LLC is a single member limited liability company. The Company does not have membership units, but rather ownership is stated as a percentage of the total. As there is only one member, that individual owns 100% of the Company.

NOTE 5 –SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through June 6, 2022, the issuance date of these financial statements.